Exhibit 99.1

STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 21, 2024. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

All-time record Net Income of $51.9 million for the twelve-month period, a 51% increase compared to last year, corresponding to a basic EPS of $1.38. Strong profitability continued for the fourth quarter with Net Income of $8.9 million for the three-month period corresponding to a basic EPS of $0.25.

•

Further increased period coverage. About 66% of fleet days for 2024 are secured on period charters, with total fleet employment days for all subsequent periods generating over $200 million (excl. JV vessels) in contracted revenues.

•

Repurchased 2.01 million shares during the fourth quarter. To date, 3.9 million shares have been repurchased, more than 10% of the outstanding shares, for a total of $19.1 million under our $25 million share repurchase program.

•	Massively reduced debt during 2023 by $153.6 million from $277.1 million as of December 31, 2022, net of deferred finance charges, to $123.5 million as of December 31, 2023.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $83.8 million as of December 31, 2023 enabling the Company to further reduce debt.

•	Took successful delivery of the Medium Gas Carrier (MGC) newbuildings Eco Oracle and Eco Wizard in January 2024.

Fourth Quarter 2023 Results:

•

Revenues for the three months ended December 31, 2023 amounted to $34.1 million compared to revenues of $42.7 million for the three months ended December 31, 2022, a decrease of $8.6 million, or 20%, as the number of our vessels declined from 34 vessels at the end of Q4 2022 to 27 vessels at the end of Q4 2023.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2023 were $3.3 million and $12.9 million, respectively, compared to $6.5 million and $14.6 million, respectively, for the three months ended December 31, 2022. The $3.2 million, or 49%, decrease in voyage expenses was the result of the reduction in spot market days, while the $1.7 million, or 12%, decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet partly offset by extraordinary costs related to one of our vessels.

•

Drydocking costs for the three months ended December 31, 2023 and 2022 were $0.03 million and $0.6 million, respectively. No vessels were drydocked during the fourth quarter of 2023 while drydocking expenses during the fourth quarter of 2022 mainly relate to the drydocking of two vessels. Management fees for the three months ended December 31, 2023 and 2022 were $1.0 million and $1.3 million, respectively. The change is attributed to the decrease in the average number of owned vessels in our fleet.

•

General and administrative expenses for the three months ended December 31, 2023 and 2022 were $1.7 million and $0.8 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•	Depreciation for the three months ended December 31, 2023 and 2022 was $5.6 million and $6.8 million, respectively, as the number of our vessels declined.

•

Interest and finance costs for the three months ended December 31, 2023 and 2022, were $2.3 million and $3.4 million, respectively. The $1.1 million, or 32%, decrease from the same period of last year is mostly due to the reduction in debt outstanding despite increases in variable interest rates as well as profits from closing swap positions due to debt prepayments.

•

Interest income for the three months ended December 31, 2023 and 2022 was $1.0 million and $0.7 million, respectively. The increase is mainly attributed to increases in interest rates over the corresponding period.

•

Equity earnings in joint ventures for the three months ended December 31, 2023 and 2022 was a gain of $0.9 million and $1.2 million, respectively. The $0.3 million decrease was mainly due to the drydocking of one of the vessels during the 2023 period.

•

As a result of the above, for the three months ended December 31, 2023, the Company reported net income of $8.9 million, compared to net income of $7.7 million for the three months ended December 31, 2022 an increase of $1.2 million, or 16%. The weighted average number of shares outstanding, basic, for the three months ended December 31, 2023 and 2022 was 35.3 million and 38.0 million, respectively.

•	Earnings per share, basic, for the three months ended December 31, 2023 amounted to $0.25 compared to earnings per share of $0.20 for the same period of last year.

•

Adjusted net income[1] was $10.3 million corresponding to an Adjusted EPS[1] of $0.29 for the three months ended December 31, 2023 compared to Adjusted net income of $10.3 million corresponding to an Adjusted EPS of $0.27 for the same period of last year.

•	EBITDA[1] for the three months ended December 31, 2023 amounted to $15.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA[1] to Net Income are set forth below.

•	An average of 27.0 vessels were owned by the Company during the three months ended December 31, 2023 compared to 34.0 vessels for the same period of 2022.

Twelve Months 2023 Results:

•

Revenues for the twelve months ended December 31, 2023 amounted to $143.5 million, a decrease of $9.3 million, or 6%, compared to revenues of $152.8 million for the twelve months ended December 31, 2022, primarily due to a reduction in the fleet size.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2023 were $13.2 million and $53.1 million, respectively, compared to $22.2 million and $54.9 million for the twelve months ended December 31, 2022. The $9.0 million, or 41%, decrease in voyage expenses was mainly due to the decrease in spot days. The $1.8 million decrease in vessels’ operating expenses was the result of the decrease in the number of vessels partly offset by inflationary cost pressures and cost overruns particularly in certain cost categories like spares and crew and was more pronounced during the Q1 23’ and less so during Q4 23’.

•

Drydocking costs for the twelve months ended December 31, 2023 and 2022 were $2.6 million and $3.0 million, respectively. The costs for the twelve months ended December 31, 2023 mainly related to the completed drydocking of three of the larger handysize vessels, while the costs for the same period of last year related to the drydocking of five vessels.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

General and administrative expenses for the twelve months ended December 31, 2023 and 2022 were $5.3 million and $3.4 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the twelve months ended December 31, 2023 was $23.7 million, a $4.1 million decrease from $27.8 million for the same period of last year, due to the decrease in the average number of our vessels.

•

Impairment loss for the twelve months ended December 31, 2023 was $2.8 million relating to two vessels, for which the Company had entered into separate agreements to sell to third parties - both were delivered to their new owners in January 2024.

Impairment loss for the twelve months ended December 31, 2022 was $3.2 million relating to four vessels, for which the Company had entered into sale agreements and were all delivered to their new owners in a subsequent period .

•

Gain on sale of vessels for the twelve months ended December 31, 2023 was $7.6 million, which was primarily due to the sale of seven of the Company’s vessels, whereas loss on sale of vessels for the twelve months ended December 31, 2022 was $0.4 million due to the sale of three of the Company’s vessels in 2022.

•

Interest and finance costs for the twelve months ended December 31, 2023 and 2022 were $10.0 million and $12.1 million, respectively. Despite increases in interest rates during that period, interest costs fell mainly due to the decrease of our outstanding indebtedness as well as profits from closing swap positions due to debt prepayments.

•

Interest income for the twelve months ended December 31, 2023 and 2022 was $3.7 million and $1.1 million, respectively. The more than three-fold increase is mainly attributed to increases in interest rates and in our average cash and cash equivalents on time deposits over the corresponding period.

•

Equity earnings in joint ventures for the twelve months ended December 31, 2023 and 2022 was a gain of $12.3 million and a gain of $10.9 million, respectively. The $1.4 million increase from the same period of last year is mainly due to a gain on sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the twelve months ended December 31, 2023 of $51.9 million, compared to a net income of $34.3 million for the twelve months ended December 31, 2022 an increase of $17.6 million, or 51%. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2023 and 2022 was 37.2 million and 38.0 million, respectively.

•	Earnings per share, basic, for the twelve months ended December 31, 2023 amounted to $1.38 compared to earnings per share, basic, of $0.90 for the same period of last year.

•

Adjusted net income was $50.5 million, or $1.34 per share, for the twelve months ended December 31, 2023 compared to adjusted net income of $36.7 million, or $0.97 per share, for the same period of last year, an increase of $13.8 million, or 38%.

•	EBITDA for the twelve months ended December 31, 2023 amounted to $81.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 29.3 vessels were owned by the Company during the twelve months ended December 31, 2023, compared to 34.8 vessels for the same period of 2022.

•	As of December 31, 2023, cash and cash equivalents (including restricted cash) amounted to $83.8 million and total debt amounted to $123.5 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A twelve months time charter extension for its 2011 built LPG carrier Gas Cerberus, until Dec 2024.

•	A twelve months time charter extension for its 2014 built LPG carrier Eco Chios, until Nov 2024.

•	A twelve months time charter extension for its 2016 built LPG carrier Eco Dominator, until Mar 2025.

•	A twelve months time charter for its 2012 built LPG carrier Gas Husky, until Dec 2024.

•	A six months time charter extension for its 2015 built LPG carrier Eco Royalty, until Aug 2024.

•	A six months time charter for its 2017 built LPG carrier Eco Frost, until May 2024.

•	A three months time charter for its 2009 built LPG carrier Gas Astrid, until April 2024.

As of January 2024, the Company has total contracted revenues of approximately $200 million.

For the year 2024, the Company has circa 66% of fleet days secured under period contracts, and approximately $120 million in contracted revenues.

In addition the following charter arrangements were concluded for the joint venture vessels:

•	A twelve months time charter extension for the 2008 built LPG carrier Gas Shuriken, until Dec 2024.

•	A six months time charter extension for the 2008 built LPG carrier Gas Defiance, until May 2024.

•	A six months time charter for the 2007 built LPG carrier Gas Haralambos, until May 2024.

•	A five months time charter for the 2015 built LPG carrier Eco Lucidity, until Apr 2024.

During January 2024, the Company concluded the previously announced sale of the 2015 built Eco Dream (4,989 cbm) and 2015 built Eco Green (4,991 cbm) and also took delivery of the MGC newbuildings Eco Oracle (40,551 cbm) and Eco Wizard (40,551 cbm) in Korea. Upon delivery, the vessels were deployed on their previously announced respective period charters. The Company received $70 million in finance proceeds from a recently concluded 8-year credit facility related to these vessels.

In regards to the joint venture vessel Eco Ethereal, the charterer notified of its intention to exercise its purchase option on the vessel. The sale, subject to customary closing conditions, is expected to be completed in April 2024. The sale will result in a profit being recorded at the time of delivery for the joint venture and the proceeds, subject to the joint venture partners decision, are expected to be distributed thereafter.

Board Chairman Michael Jolliffe Commented

StealthGas reported for the fourth quarter 2023 Net Income of $8.9 million. It was yet another quarter of strong profitability. For the full year 2023 Net Income amounted to $51.9 million, far surpassing last year’s record yearly profit of $34.3 million, corresponding to a 51% increase. So it gives me great pleasure that not only has the Company managed to sustain its record profitability but drastically improve it successively. Obviously the main driver of such results is the lasting recovery of the LPG markets that hopefully will continue. But markets are volatile, and sound policies as well as opportunistic plays need to also guide decisions. As such the Company did not focus on growth for 2023, it rather focused on taking advantage of the market and securing more period charters, currently having over $200 million in contracted revenues, selling vessels as asset prices were rising, paying down debt as interest rates were rising, over $150 million was repaid in 2023 and over $30 million in the current quarter and returning value to our shareholders by buying back our own stock, having bought over 10% of the issued shares during last year and spending $19.1 million. That being said, it was also important not to neglect to renew the fleet and in January of this year StealthGas took delivery of the two 40,000 MGC vessels, Eco Oracle and Eco Wizard, whose period charters should support profitability this year. So far, the beginning of 2024 looks promising as the market for our vessels remains firm and barring any extraordinary events we should expect solid revenues in the current quarter.

Conference Call details:

On February 21, 2024 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BIe5a9a46dfca042dc92ba8964d5249798

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 33 LPG carriers, including six Joint Venture vessels in the water. These LPG vessels have a total capacity of 389,420 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including those related to future revenues and profitability, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2022 and December 31, 2023.

FLEET DATA	Q4 2022	Q4 2023	12M 2022	12M 2023
Average number of vessels (1)	34.0	27.0	34.8	29.3
Period end number of owned vessels in fleet	34	27	34	27
Total calendar days for fleet (2)	3,128	2,484	12,687	10,698
Total voyage days for fleet (3)	3,118	2,441	12,538	10,566
Fleet utilization (4)	99.7%	98.3%	98.8%	98.8%
Total charter days for fleet (5)	2,522	2,207	10,336	9,544
Total spot market days for fleet (6)	596	234	2,202	1,022
Fleet operational utilization (7)	96.5%	96.8%	93.5%	96.6%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2022	2023	2022	2023
Net Income - Adjusted Net Income
Net income	7,700,842	8,889,046	34,253,365	51,936,829
Plus/(Less) loss/(gain) on derivatives	80,847	255,736	(1,698,462)	(237,618)
(Less)/Plus swap interest (paid)/received	(175,420)	216,432	1,061	1,027,127
(Less)/Plus (gain)/loss on sale of vessels, net	—	—	408,637	(7,645,781)
Plus impairment loss	2,637,502	—	3,167,034	2,816,873
Plus share based compensation	85,528	940,216	610,788	2,589,405
Adjusted Net Income	10,329,299	10,301,430	36,742,423	50,486,835
Net income - EBITDA
Net income	7,700,842	8,889,046	34,253,365	51,936,829
Plus interest and finance costs	3,407,579	2,344,430	12,076,300	9,956,712
Less interest income	(720,596)	(952,287)	(1,098,789)	(3,712,239)
Plus depreciation	6,832,886	5,565,955	27,814,901	23,707,797
EBITDA	17,220,711	15,847,144	73,045,777	81,889,099
Net income - Adjusted EBITDA
Net income	7,700,842	8,889,046	34,253,365	51,936,829
Plus/(Less) loss/(gain) on derivatives	80,847	255,736	(1,698,462)	(237,618)
(Less)/Plus (gain)/loss on sale of vessels, net	—	—	408,637	(7,645,781)
Plus impairment loss	2,637,502	—	3,167,034	2,816,873
Plus share based compensation	85,528	940,216	610,788	2,589,405
Plus interest and finance costs	3,407,579	2,344,430	12,076,300	9,956,712
Less interest income	(720,596)	(952,287)	(1,098,789)	(3,712,239)
Plus depreciation	6,832,886	5,565,955	27,814,901	23,707,797
Adjusted EBITDA	20,024,588	17,043,096	75,533,774	79,411,978
EPS - Adjusted EPS
Net income	7,700,842	8,889,046	34,253,365	51,936,829
Adjusted net income	10,329,299	10,301,430	36,742,423	50,486,835
Weighted average number of shares, basic	38,030,309	35,300,965	37,961,560	37,166,449
EPS - Basic	0.20	0.25	0.90	1.38
Adjusted EPS - Basic	0.27	0.29	0.97	1.34

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2022	2023	2022	2023
Revenues
Revenues	42,729,385	34,139,248	152,760,888	143,527,769
Expenses
Voyage expenses	6,011,304	2,878,732	20,306,407	11,429,716
Voyage expenses - related party	516,519	426,108	1,871,071	1,779,488
Vessels’ operating expenses	14,349,035	12,690,873	53,909,328	52,206,248
Vessels’ operating expenses - related party	261,000	207,500	1,035,450	911,250
Drydocking costs	607,223	27,696	2,954,575	2,641,706
Management fees - related party	1,332,160	1,048,800	5,242,990	4,531,920
General and administrative expenses	815,631	1,657,671	3,404,141	5,331,029
Depreciation	6,832,886	5,565,955	27,814,901	23,707,797
Impairment loss	2,637,502	—	3,167,034	2,816,873
Net loss/(gain) on sale of vessels	—	—	408,637	(7,645,781)

Total expenses	33,363,260	24,503,335	120,114,534	97,710,246

Income from operations	9,366,125	9,635,913	32,646,354	45,817,523

Other (expenses)/income
Interest and finance costs	(3,407,579)	(2,344,430)	(12,076,300)	(9,956,712)
(Loss)/gain on derivatives	(80,847)	(255,736)	1,698,462	237,618
Interest income	720,596	952,287	1,098,789	3,712,239
Foreign exchange (loss)/gain	(59,684)	(27,829)	23,373	(190,722)

Other expenses, net	(2,827,514)	(1,675,708)	(9,255,676)	(6,197,577)

Income before equity in earnings of investees	6,538,611	7,960,205	23,390,678	39,619,946
Equity earnings in joint ventures	1,162,231	928,841	10,862,687	12,316,883

Net Income	7,700,842	8,889,046	34,253,365	51,936,829

Earnings per share
- Basic	0.20	0.25	0.90	1.38

-Diluted	0.20	0.25	0.90	1.37

Weighted average number of shares
- Basic	38,030,309	35,300,965	37,961,560	37,166,449
- Diluted	38,030,759	35,430,883	37,961,673	37,236,951

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2022	December 31, 2023
Assets
Current assets
Cash and cash equivalents	55,770,823	77,202,843
Short term investments	26,500,000	—
Trade and other receivables	4,630,536	4,506,741
Other current assets	270,514	130,589
Claims receivable	182,141	55,475
Inventories	3,064,011	1,979,683
Advances and prepayments	681,413	1,409,418
Restricted cash	2,519,601	659,137
Vessel held for sale	11,107,182	34,879,925

Total current assets	104,726,221	120,823,811

Non current assets
Advances for vessel acquisitions	23,400,000	23,414,570
Operating lease right-of-use assets	—	99,379
Vessels, net	628,478,453	504,295,083
Other receivables	162,872	48,040
Restricted cash	10,864,520	5,893,721
Investments in joint ventures	46,632,720	39,671,603
Deferred finance charges	165,666	1,105,790
Fair value of derivatives	7,102,855	1,858,677

Total non current assets	716,807,086	576,386,863

Total assets	821,533,307	697,210,674

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	2,476,663	955,567
Trade accounts payable	11,838,243	9,953,137
Accrued liabilities	6,923,992	5,681,144
Operating lease liabilities	—	71,173
Deferred income	5,234,978	5,386,126
Current portion of long-term debt	30,083,806	16,624,473

Total current liabilities	56,557,682	38,671,620

Non current liabilities
Operating lease liabilities	—	28,206
Deferred income	21,451	1,928,712
Long-term debt	247,028,823	106,918,176

Total non current liabilities	247,050,274	108,875,094

Total liabilities	303,607,956	147,546,713

Commitments and contingencies
Stockholders’ equity
Capital stock	435,274	453,434
Treasury stock	(25,373,380)	(44,453,836)
Additional paid-in capital	443,620,122	446,938,868
Retained earnings	94,056,852	145,993,681
Accumulated other comprehensive income	5,186,483	731,814

Total stockholders’ equity	517,925,351	549,663,961

Total liabilities and stockholders’ equity	821,533,307	697,210,674

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Twelve Month Periods Ended December 31,
	2022	2023
Cash flows from operating activities
Net income for the year	34,253,365	51,936,829
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,814,901	23,707,797
Amortization of deferred finance charges	855,472	1,345,941
Amortization of operating lease right-of-use assets	104,168	99,379
Share based compensation	610,788	2,589,405
Change in fair value of derivatives	(1,964,307)	789,509
Equity earnings in joint ventures	(10,862,687)	(12,316,883)
Dividends received from joint ventures	9,486,900	14,589,215
Impairment loss	3,167,034	2,816,873
Loss/(Gain) on sale of vessels	408,637	(7,645,781)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,675,772)	238,627
Other current assets	28,470	139,925
Claims receivable	(500,249)	—
Inventories	(819,065)	1,365,189
Changes in operating lease liabilities	(104,168)	(99,379)
Advances and prepayments	(43,532)	(728,005)
Increase/(decrease) in
Balances with related parties	2,185,408	(1,532,943)
Trade accounts payable	3,328,208	(1,813,377)
Accrued liabilities	1,775,447	(100,515)
Deferred income	(486,805)	2,058,409

Net cash provided by operating activities	66,562,213	77,440,215

Cash flows from investing activities
Insurance proceeds	380,760	126,666
Advances for vessels acquisitions	(23,400,000)	—
Proceeds from sale of vessels, net	25,027,379	80,109,781
Acquisition and improvement of vessels	(830,937)	(85,201)
Maturity in short term investments	—	26,500,000
Increase in short-term investments	(26,500,000)	—
Return of investments from joint ventures	8,066,100	4,688,785

Net cash (used in)/provided by investing activities	(17,256,698)	111,340,031

Cash flows from financing activities
Additional paid-in capital	—	747,500
Stock repurchase	—	(19,080,455)
Deferred finance charges paid	(534,600)	(988,166)
Advances from joint ventures	4,428,713	11,847
Advances to joint ventures	(5,565,396)	—
Loan repayments	(83,579,825)	(154,870,215)
Proceeds from long-term debt	59,400,000	—

Net cash used in financing activities	(25,851,108)	(174,179,489)

Net increase in cash, cash equivalents and restricted cash	23,454,407	14,600,757
Cash, cash equivalents and restricted cash at beginning of year	45,700,537	69,154,944

Cash, cash equivalents and restricted cash at end of year	69,154,944	83,755,701

Cash breakdown
Cash and cash equivalents	55,770,823	77,202,843
Restricted cash, current	2,519,601	659,137
Restricted cash, non current	10,864,520	5,893,721

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	69,154,944	83,755,701